BLUEFIN CAPITAL MANAGEMENT, LLC

STATEMENT OF FINANCIAL CONDITION
PURSUANT TO SEC RULE 17a-5(d)

December 31, 2025
AVAILABLE FOR PUBLIC INSPECTION

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53382

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING ____1/1/25____ AND ENDING ____12/31/25____
                                                  MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: __BLUEFIN CAPITAL MANAGEMENT, LLC_____

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
    ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)
_41 W Madison Avenue, 36th Floor_____
                                              (No. and Street)

_New York_____ _New York_____ _10010_____
          (City)   (State)   (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING
_Michael Kole_____ _312-577-5602_____ _mkole@bfcm.com___
        (Name)   (Area Code – Telephone Number)   (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*
_Ryan & Juraska LLP_____
                  (Name – if individual, state last, first, and middle name)

141 West Jackson Blvd, Suite 2250 _Chicago_____ _Illinois_ _60604_
(Address)   (City)   (State)   (Zip Code)

_March 24, 2009_____ _3407_____
(Date of Registration with PCAOB)(if applicable)   (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, <u>Michael Kole</u>, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of <u>Bluefin Capital Management, LLC</u>, as of <u>12/31</u>, 2<u>025</u>, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:

_____*Michael Kole*_____

Title:

_____Chief Financial Officer_____

_____
Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

__To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.



RYAN & JURASKA LLP
Certified Public Accountants

141 West Jackson Boulevard
Chicago, Illinois 60604

Tel: 312.922.0062
Fax: 312.922.0672

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of Bluefin Capital Management, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Bluefin Capital Management, LLC (the "Company") as of December 31, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Bluefin Capital Management, LLC as of December 31, 2025 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Bluefin Capital Management, LLC's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Bluefin Capital Management, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Ryan & Juraska LLP

We have served as Bluefin Capital Management, LLC's auditor since 2008.
Chicago, Illinois
February 25, 2026

BLUEFIN CAPITAL MANAGEMENT, LLC

Statement of Financial Condition

December 31, 2025

Assets

Cash	$	1,476,668
Receivable from broker-dealers		221,664,541
Securities owned, at fair value		575,085,722
Receivable from affiliates		1,769,836
Membership in exchanges, at fair value		38,200
Equipment, furniture & leasehold improvements		
(net of accumulated depreciation of $1,839,385)		232,402
Other assets		3,152,852
	$	803,420,221

Liabilities and Member's Equity

Liabilities		
Securities sold, not yet purchased, at fair value	$	706,178,422
Accounts payable and accrued expenses		2,203,463
Payable to affiliate		1,615
Other liabilities		7,327,434
		715,710,934
Member's equity		87,709,287
	$	803,420,221

See accompanying notes.

BLUEFIN CAPITAL MANAGEMENT, LLC

Notes to Statement of Financial Condition
December 31, 2025

---

1. **Organization and Business**

   Bluefin Capital Management, LLC (the "Company"), a New York limited liability company, was formed in May 2001 and is a wholly-owned subsidiary of Bluefin Holdings II, L.P. (the "Parent"). The Company is a broker-dealer registered with the Securities and Exchange Commission and is a member of NYSE Arca, NASDAQ OMX, CBOE BZX, CBOE BYX, Investors' Exchange LLC, Chicago Mercantile Exchange ("CME") and FINRA. The Company engages primarily in the proprietary trading of exchange-traded funds, equity securities, fixed income securities, equity and index options, and futures contracts. Effective January 1, 2020 the Company changed its name from Bluefin Trading LLC to Bluefin Capital Management, LLC.

2. **Summary of Significant Accounting Policies**

   Revenue Recognition and Securities Valuation
   Securities transactions and related revenue and expenses are recorded on a trade date basis and, accordingly gains and losses are recorded on unsettled transactions. Futures transactions and resulting gains and losses are recorded on a trade date basis, and, accordingly, gains and losses are recorded on open futures and swap contracts. Securities owned and securities sold, not yet purchased are recorded in the statement of financial condition at fair value in accordance with Accounting Standards Codification ("ASC") 820 "Fair Value Measurements and Disclosures". The carrying values of cash, receivables and payables approximate fair value due to the short maturities of these financial instruments.

   The fair value of swap contracts and open trade equity in futures is included in receivable from and payable to broker-dealers and measured at the closing exchange price.

   Use of Estimates
   The preparation of financial statements in conformity with United States Generally Accepted Accounting Principles ("U.S. GAAP") requires management to make estimates and assumptions that affect the amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

   Income Taxes
   No provision has been made for federal U.S. income taxes as the taxable income or loss of the Company is included in the respective income tax returns of the Parent.

   In accordance with U.S. GAAP, the Company is required to determine whether its tax positions are more likely than not to be sustained upon examination by the applicable taxing authority, based on the technical merits of the position. Generally, the Company is no longer subject to income tax examinations by major taxing authorities for the years before 1 Based on its analysis, there were no tax positions identified by management which did not meet the "more likely than not" standard as of and for the year ended December 31, 2025.

2.   **Summary of Significant Accounting Policies, continued**

Translation of Foreign Currencies
Assets and liabilities denominated in foreign currencies are translated to U.S. dollars at year-end exchange rates, while revenue and expenses are translated to U.S. dollars at prevailing rates during the year.

Depreciation and Amortization
Equipment, furniture & leasehold improvements are being depreciated over the estimated useful lives of the assets using the straight-line method.

3.   **Agreements and Related Party Transactions**

The Company has a Joint Back Office ("JBO") clearing agreement with Bank of America Securities Inc. ("BofAS") and ABN AMRO Clearing Chicago LLC ("ABN"). The agreement allows JBO participants to receive favorable margin treatment as compared to the full customer margin requirements of Regulation T. As part of this agreement, the Company has invested $50,000 in the preferred shares of BofAS and $10,000 in preferred interest of ABN. The Company's investment in BofAS and ABN is reflected in other assets in the statement of financial condition. Under the rules of the NASDAQ OMX, the agreement requires that the Company maintain a minimum net liquidating equity of $1 million with ML-PRO, exclusive of its preferred stock investment, and interest.

At December 31, 2025, the Company had receivables from affiliates totaling approximately $1,770,000 and a payable to an affiliate totaling approximately $2,000. These represent amounts paid for shared expenses and funds loaned for working capital by the Company on behalf of the affiliates. During the year ended December 31, 2025, the Company received payments totaling approximately $17,431,000 from Bluefin Holdings LP, Bluefin Europe LLP, and Bluefin Access Capital LLC. The Company made payments to Bluefin Holdings LP, Bluefin Europe LLP and Bluefin Access Capital LLC totaling approximately $21,357,000, for the year ended December 31, 2025.

The Company has a revolving loan agreement with the Parent up to a maximum of $80,000,000 that terminates on January 31, 2030. Interest is paid on the outstanding principal loan balance at a rate equal to the federal funds rate plus one percent. At December 31, 2025, the Company had no outstanding balance on this credit line. The Company made loan repayments to and received proceeds from the Parent totaling $75,950,000 and $67,925,000, respectively, for the year ended December 31, 2025.

4.   **Exchange Memberships**

At December 31, 2025, the Company owned memberships at the CME and COMEX. The Company's operating agreement requires exchange memberships to be valued at the last publicly-reported sales price if such sales price is between the last publicly-reported bid and offer. Otherwise the value will be whichever of the last publicly-reported bid or offer is closer to the last publicly-reported sale. Therefore, as of December 31, 2025 the value of the Company's exchange memberships are shown at fair value in the statement of financial condition.

U.S. GAAP requires that such memberships be recorded at cost, or, if a permanent impairment in value has occurred, at a value that reflects management's estimate of the fair value. The effect of this departure from generally accepted accounting principles is an understatement of member's equity by approximately $(213,000) as of December 31, 2025. For the year ended December 31, 2025, the effect of this departure from U.S. GAAP is immaterial.

5.   **Concentration of Credit Risk**

At December 31, 2025, a significant credit concentration consisted of approximately $63 million and $15 million, representing the fair value of the Company's trading accounts carried by two of its clearing brokers, BofAS and ABN, respectively. Management does not consider any credit risk associated with these receivables to be significant. At December 31, 2025, the Company had a cash balance at one bank that exceeded federally insured limits by approximately $1.2 million. Management believes the Company is not exposed to any significant credit risk on cash.

6.   **Receivable from and Payable to Broker-Dealers**

Receivable from and payable to broker-dealers includes cash balances held at the Company's brokers, unrealized gains and losses on open futures and swap contracts and the net amount receivable or payable for securities transactions pending settlement. The brokers provide execution, clearing and depository services for the Company's securities, swaps and futures trading activities.

7.   **Financial Instruments**

ASC 815 "Derivatives and Hedging" requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of and gains and losses on derivative instruments, and disclosures about credit risk-related contingent features in derivative agreements. The disclosure requirements of ASC 815 distinguish between derivatives which are accounted for as "hedges" and those that do not qualify for such accounting. Although the Company may sometimes use derivatives, the Company reflects derivatives at fair value and recognizes changes in fair value through the Statement of Operations, and as such do not qualify for ASC 815 hedge accounting treatment.

7. **Financial Instruments, continued**

In the normal course of business the Company enters into transactions in derivative financial instruments that include equity and index options contracts, swap contracts and futures contracts, as part of the Company's overall trading strategy. All derivative instruments are held for trading purposes. All positions are reported in the accompanying statement of financial condition at fair value.

Futures contracts provide for the delayed delivery/receipt of the underlying instrument. As a writer of options contracts, the Company receives a premium in exchange for giving the counterparty the right to buy or sell the underlying instrument at a future date at a contracted price. The contractual or notional amounts related to these financial instruments reflect the volume and activity and do not reflect the amounts at risk. Futures contracts are executed on an exchange, and cash settlement is made on a daily basis for market movements. Accordingly, futures contracts generally do not have credit risk. Market risk is substantially dependent upon the value of the underlying instruments and is affected by market forces such as volatility and changes in interest and foreign exchange rates.

Swaps involve the exchange of payments based on changes in the underlying instrument. The contractual or notional amounts related to these financial instruments reflect the volume and activity and generally do not reflect the amounts at risk.

Options contracts grant the purchaser, for the payment of a premium, the right to either purchase from or sell to the writer a specified financial instrument under agreed terms. As a writer of options contracts, the Company receives a premium in exchange for bearing the risk of unfavorable changes in the price of the financial instruments underlying the options.

Securities sold, not yet purchased and short options represent obligations of the Company to deliver the specified security and, thereby, create a liability to repurchase the security in the market at prevailing prices. Accordingly, these transactions result in risk as the Company's satisfaction of the obligations may exceed the amount recognized in the statement of financial condition.

Risk arises from the potential inability of counterparties to perform under the terms of the contracts (credit risk) and from changes in the values of the underlying financial instruments (market risk). The Company is subject to credit risk to the extent any broker with whom it conducts business is unable to fulfill contractual obligations on its behalf. The Company attempts to minimize its exposure to credit risk by monitoring brokers with which it conducts investment activities. In management's opinion, market risk is substantially diminished when all financial instruments are aggregated.

8. **Employee Benefit Plan**

The Company has established a 401(k) plan for qualified employees. The Company can elect to match employees' contributions and make further discretionary contributions to the plan, subject to certain limitations as set forth in the plan agreement.

9.   **Commitments**

The Company conducts its operations in leased office facilities and annual rentals are charged to current operations. The leases are subject to escalation clauses based on the operating expenses of the lessor.

The Financial Accounting Standards Board ("FASB") issued ASU 2016-02, Leases, and several amendments (collectively "ASU 2016-2"), which requires lessees to recognize assets and liabilities arising from most operating leases on the Statement of Financial Condition. The Company elected not to adopt this Standard when it became effective. For the year ended December 31, 2025, the effect of this departure from generally accepted accounting principles is immaterial.

10.   **Net Capital Requirements**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15(c)3-1) and various exchange rules. Under the highest requirement, the Company is required to maintain "net capital" equal to the greater of $1,000,000 or 6⅔% of "aggregate indebtedness", as defined.

At December 31, 2025, the Company had net capital and net capital requirements of $65,413,173 and $1,000,000, respectively.

11.   **Fair Value Measurements and Disclosure**

ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

11. **Fair Value Measurements and Disclosure, continued**

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

- Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions that market participants would use in pricing the asset or liability. The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.

A description of the valuation techniques applied to the company's major categories of assets and liabilities measured at fair value on a recurring basis follows:

U.S. Government Securities are valued using quoted market prices. Valuation adjustments are not applied. Accordingly, U.S. government securities are generally categorized in level 1 of the fair value hierarchy.

Corporate Bonds are valued using recently executed transactions and market price quotations (when observable). Actively traded corporate debt securities are generally categorized in level 1 of the fair value hierarchy. Fixed income securities traded on inactive markets or valued by dealer quotations or an alternative pricing source or model supported by observable inputs are classified within level 2.

Exchange-Traded Equity Securities are generally valued based on quoted prices from the exchange. To the extent these securities are actively traded, valuation adjustments are not applied and they are categorized in level 1 of the fair value hierarchy.

Listed Derivative Contracts that are actively traded are valued based on quoted prices from the exchange and are categorized in level 1 of the fair value hierarchy.

Swaps can be either observed or modeled using a series of techniques and model inputs from comparable benchmarks. The pricing models used by the Company do not entail significant judgement, and the pricing inputs are observed from actively quoted markets, thus swaps are categorized in level 2 of the fair value hierarchy.

Foreign Government, State and Municipal Bonds are valued using recently executed transactions and market price quotations (when observable). Actively traded foreign government, state and municipal bonds debt securities are generally categorized in level 1 of the fair value hierarchy.

Spot Commodities are valued using quoted market prices. To the extent these commodities are actively traded, valuation adjustments are not applied and they are categorized in level 1 of the fair value hierarchy.

11.   Fair Value Measurements and Disclosure, continued

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2025:

	Level 1	Level 2	Total
Securities owned			
Stocks	$ 341,886,394	$ -	$ 341,886,394
Options	221,271,031	-	221,271,031
Corporate obligations	1,804,621	-	1,804,621
State and municipal obligations	9,792,105	-	9,792,105
U.S. government obligations	331,571	-	331,571
	$ 575,085,722	$ -	$ 575,085,722
Securities sold, not yet purchased			
Stocks	$ 330,420,003	$ -	$ 330,420,003
Options	375,380,820	-	375,380,820
Corporate obligations	14,053	-	14,053
Foreign government obligations	363,546	-	363,546
	$ 706,178,422	$ -	$ 706,178,422

At December 31, 2025, the Company had open futures contracts totaling $2,579,609, which were Level 1 investments, and open swap contracts totaling $2,684,530, which were Level 2 investments. These amounts are reflected in receivable from broker-dealers in Statement of Financial Condition. At December 31, 2025, the Company held no Level 3 investments.

12.   Guarantees

ASC 460, *Guarantees,* requires the Company to disclose information about its obligations under certain guarantee arrangements. ASC 460, defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in underlying (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement, as well as indirect guarantees of the indebtedness of others.

12.   Guarantees, continued

<u>Derivative Contracts</u>
Certain derivative contracts meet the accounting definition of a guarantee, including certain options written, contingent forward contracts and credit default swaps. Although the Company's derivative arrangements do not specifically identify whether the derivative counterparty retains the underlying asset, liability or equity security, the Company has disclosed information regarding all derivative contracts that could meet the accounting definition of a guarantee. The maximum potential payout for certain derivative contracts, such as written foreign currency options, cannot be estimated, as increases in foreign exchange rates in the future could possibly be unlimited. In certain situations, collateral may be held by the Company for those contracts that meet the definition of a guarantee. Generally, the Company sets collateral requirements by counterparty so that the collateral covers various transactions and products and is not allocated specifically to individual contracts. Also, the Company may recover amounts related to the underlying asset delivered to the Company under the derivative contract.

The Company records all derivative contracts at fair value. Aggregate market risk limits have been established, and market risk measures are routinely monitored against these limits. The Company also manages its exposure to these derivative contracts through a variety of risk mitigation strategies, including, but not limited to, entering into offsetting economic hedge positions. The Company believes that the notional amounts of the derivative contracts generally overstate its exposure. The Company is not party to any guarantee arrangements as of December 31, 2025.

13.   Credit Losses on Financial Instruments

ASU 2016-13, *Financial Instruments - Credit Losses, Measurement of Credit Losses on Financial Instruments,* requires entities to establish an allowance for credit losses for most financial assets. Prior GAAP was based on an incurred loss methodology for recognizing credit losses on financial assets measured at amortized cost and available-for sale debt securities. The update is effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. The Company has not taken any credit losses and the adoption of this rule did not have a significant impact on the Company's Statement of Financial Condition. The Company has not recorded any allowance for expected credit losses as of December 31, 2025.

14.   Contingencies

In the normal course of business the Company is subject to various legal and regulatory inquiries that may result in claims from potential violations which may possibly involve sanctions and/or fines. These matters are rigorously defended as they arise.

In the normal course of business, the Company engages in trading strategies involving corporate actions. During the year ended December 31, 2025, the Company was party to a transaction that resulted in a significant devaluation of a corporate action, resulting in a loss. At December 31, 2025, the Company recorded its total exposure of $7,327,434 in other liabilities on the statement of financial condition

15.   **Subsequent Events**

The Company's management has evaluated events and transactions through February 25, 2026, the date the financial statement was available to be issued, noting no material events requiring disclosure in the Company's financial statement.